Mail Stop 4720   September 18, 2009

Via Facsimile and U.S. Mail

Ray Wood
International Stem Cell Corporation
2595 Jason Court
Oceanside, CA 92056

> **Re: International Stem Cell Corporation**
> **Registration Statement on Form S-1**
> **Filed July 31, 2009**
> **File No. 333-160958**

Dear Mr. Wood:

This letter is our response to the letter dated September 3, 2009, which was sent by your counsel, DLA Piper US LLP, on your behalf concerning the above-referenced registration statement.

1. We note in your response that you have amended the Form 8-K disclosing your entry into the Preferred Stock Purchase Agreement and that you exhibited the related Warrant to this filing. Additionally, we have reviewed the Preferred Stock Purchase Agreement. Please explain the meaning of Section 2.3(c) which states, in relevant part, "(o)n each Tranche Notice Date, the Company shall issue a replacement Warrant . . . to acquire that portion of Warrant Shares equal in value to 135.0% of the Tranche Purchase Price." Please specifically explain the meaning of "replacement warrant," the purpose in issuing the replacement warrant, and all conditions that must occur before the warrant filed as an exhibit to your amended Form 8-K can be exercised.

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As appropriate, please revise your registration statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Douglas Rein, Esq.
DLA Piper LLP
4365 Executive Drive
Suite 1100
San Diego, CA 92121-2133